

January 20, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: REX ETF Trust
        Issuer CIK: 0002043954
        Issuer File Number: 333-283221 / 811-24023
        Form Type: 8-A12B
        Filing Date: January 20, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the The Laddered T-Bill ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications